

10031369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HUDSON CAPITAL ADVISORS BD LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
9601 WILSHIRE BLVD, PENTHOUSE
(No. and Street)

BEVERLY HILLS	**CA**	**90210**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Tractenberg 323-669-0545
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last, first, middle name)

529 Fifth Avenue, 9th Floor	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, BRUCE RABEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **HUDSON CAPITAL ADVISORS BD LLC.**, as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING MEMBER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of LOS ANGELES

On June 20, 2010 (Date) before me, JM SARSTEDT (Here Insert Name and Title of the Officer),

personally appeared BRUCE RABEN (Name(s) of Signer(s)),



J. M. SARSTEDT
COMM. #1732409
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires MAR. 19, 2011

Place Notary Seal Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] (Signature of Notary Public)

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2009.